VANTONE INTERNATIONAL GROUP, INC.
No. 195 Zhongshan Road, Heping District
Shenyang, Liaoning Province
P.R. China

May 3, 2010

Via EDGAR
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Vantone International Group, Inc. (f/k/a Senior Optician Service, Inc.)
Form 10-K
Filed July 15, 2009
File No. 000-28683

Dear Mr. Reynolds:

I am writing in response to your letter to the undersigned dated March 19, 2010.  My staff is preparing a response to the Staff’s comments in your letter.  However, we will require additional time in order to complete our response.  We expect to submit a complete response on or before Wednesday, May 12.

Sincerely,

/s/ Honggang Yu

Honggang Yu
Chief Executive Officer